Johnson Controls, Inc. 5757 N Green Bay Ave, Milwaukee, WI 53209
March 18, 2026

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F. Street, N.E.
Washington, D.C. 20549-9303

Attention:    Ms. Megan Masterson
Ms. Christine Dietz

Re:    Johnson Controls International plc
Form 10-K for the Fiscal Year Ended September 30, 2025
File No. 001-13836
Dear Ms. Masterson and Ms. Dietz:
This letter is in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated February 26, 2026. Your comments are reproduced below in bold italics, followed in each case by the response of Johnson Controls International plc (the “Company”).

Form 10-K for the Fiscal Year Ended September 30, 2025

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

1.We note your disclosure on page 6 indicates that management uses backlog and orders as tools to monitor the performance of the business and provide management with a deeper level of insight into the progress of specific strategic and growth initiatives. Please revise to include a qualitative and quantitative discussion of such metrics for each period presented to enhance a readers understanding of your business similar to slides 9 and 10 of your Fiscal Q4 2025 Earnings Conference Call investor presentation which addresses changes by segment and solution. Refer to SEC Release No. 33-10751.

Response:

The Company acknowledges the Staff’s comment and hereby confirms to the Staff that it will include in future periodic reports a qualitative and quantitative discussion of orders and backlog similar in scope to the information included in the Company’s Q4 Fiscal Year 2025 earnings presentations.

Johnson Controls, Inc. 5757 N Green Bay Ave, Milwaukee, WI 53209
Segment Analysis, page 35

2.We note your disclosure of Segment EBITA appears to be an additional segment measure of profit. Please revise to identify this additional measure of segment profit or loss as non-GAAP and provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Similar concerns apply to your disclosures in your earnings releases furnished on Form 8-K.

Response:

The Company acknowledges the Staff’s comment and hereby confirms that it will include in future periodic reports and disclosures revised disclosure and presentation of Segment EBIT and Segment EBITA that identifies Segment EBITA as non-GAAP and includes the disclosures required by Item 10(e)(1)(i) of Regulation S-K. The Company will also make corresponding revisions to its future earnings releases.

Consolidated Financial Statements
Note 18. Segment Information
Geographic Areas, page 100

3.     We note approximately 44% of your revenue was from foreign jurisdictions. Please tell us whether revenue from any individual foreign country is material and if so, how you considered the guidance in ASC 280-10-50-41(a).

Response:

The Company acknowledges the Staff’s comment and hereby advises the Staff that, other than the United States, no individual country contributed revenue that was material for the year ended September 30, 2025. In assessing materiality, the Company referenced the 10% tests provided in ASC 280-10-50-12.

We acknowledge that the Company is responsible for the accuracy of its disclosures, that the Commission is not foreclosed from taking action with respect to its filing and that the Company may not use the staff comments as a defense in any proceeding.

Please contact me at (414) 524-2108 if you need any additional information.

Sincerely,

/s/ Marc Vandiepenbeeck
Marc Vandiepenbeeck
Chief Financial Officer

cc: Daniel “Skip” McConeghy, Chief Accounting and Tax Officer, Johnson Controls International plc